SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2012
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: February 10, 2012

List of materials

Documents attached hereto:

i) Announcement of Company Split (Small-scale / Summary Form Company Split) of Sony Corporation into Sony Mobile Display Corporation in connection with Integration of Small- and Medium-Sized Display Businesses.

February 10, 2012
Sony Corporation

Announcement of Company Split (Small-scale / Summary Form
Company Split) of Sony Corporation into Sony Mobile Display Corporation in connection with Integration of Small- and Medium-Sized Display Businesses

Sony Corporation (“Sony”) today announced that, as of March 30, 2012, it plans to transfer rights and obligations relating to its small- and medium-sized LCD device businesses to Sony Mobile Display Corporation (“SMD”), a wholly-owned subsidiary of Sony, by an “absorption-type company split”, as set forth below. This reorganization will take place in connection with the integration of small- and medium-sized display businesses announced by Sony, Innovation Network Corporation of Japan (“INCJ”), Toshiba Corporation (“Toshiba”) and Hitachi, Ltd. (“Hitachi”) jointly on November 15, 2011 (such integration, the “Business Integration”).

This reorganization within Sony is intended to be conducted by way of a “company split” under the Companies Act of Japan. Certain information is omitted from this announcement, since this is an absorption-type company split in which Sony’s wholly-owned subsidiary is expected to succeed to Sony’s certain business unit.

1.	Purpose of the company split

The purposes of the company split is to transfer Sony’s business with regard to the planning, development and sales of small- and medium-sized LCD devices to SMD in advance of the transfer of all of the issued shares of SMD from Sony to Japan Display Inc. (which is planned to be established by INCJ, Sony, Toshiba and Hitachi) (“Japan Display”), which share transfer forms a part of the Business Integration.

2.	Summary of the company split

(1)	Schedule of the company split
	Approval of the company split agreement	February 10, 2012
(by the representative corporate executive officer)
	Execution of the company split agreement	February 10, 2012
	Effective date of the company split	March 30, 2012 (scheduled)

*
Sony and SMD will perform the contemplated company split without obtaining shareholder approval of the company split agreement, pursuant to the provisions of the “small-scale company split” set forth in Paragraph 3 of Article 784 and the “summary form company split” set forth in Paragraph 1 of Article 796 of the Companies Act of Japan.

(2)	Method of the company split

This is an absorption-type company split between Sony (as the splitting company) and SMD (as the successor company).

(3)	Details of the allotment upon the company split

Because Sony owns all shares of SMD, there will be no issuance of new shares or cash payment upon the contemplated company split.

(4)	Treatment of stock acquisition rights and bonds with stock acquisition rights of the splitting company

There will be no changes on the treatment of stock acquisition rights and bonds with stock acquisition rights of Sony upon the contemplated company split.

(5)	Increase or decrease of share capital upon the company split

There will be no increase or decrease of share capital upon the contemplated company split.

(6)	Rights and obligations to be succeeded by the successor company

SMD, as the successor company, will succeed to rights and obligations, including assets and liabilities, relating to Sony’s business with regard to the planning, development and sales of small- and medium-sized LCD devices, as set forth in the company split agreement.

(7)	Expectation on the performance capabilities of each party’s obligations

Sony and SMD expect that the contemplated company split will not have a material impact on the performance capabilities of SMD of its obligations which become due after the effective date of the contemplated company split.

3.	Summary of both parties (numbers shown below are as of March 31, 2011 or for the fiscal year ended March 31, 2011)

(1)	Summary of both parties

Trade name	Sony Corporation (Splitting Company)	Sony Mobile Display Corporation (Successor Company)
Business	Manufacture and sale of electronic and electrical machines and equipment	Development, design, production and sale of small/mid-sized LCD devices and organic light-emitting diode display devices
Date of incorporation	May 7, 1946	October 22, 1997
Location of head office	7-1, Konan 1-chome, Minato-ku, Tokyo	50, Kamifunaki, Ogawa, Higashiura-cho, Chita-gun, Aichi
Title and name of Representative	Howard Stringer Representative Corporate Executive Officer	Shuji Aruga Representative Director and President

Stated capital	¥ 630,921 million		¥ 23,100 million
Number of shares issued	1,004,636,664 shares		1,356,870 shares
Fiscal year-end	March 31		March 31
Major shareholders and shareholding ratios
1     Moxley and Company

2     Japan Trustee Services Bank, Ltd. (Trust Account)

3     The Master Trust Bank of Japan, Ltd. (Trust Account)

4     State Street Bank and Trust Company

5     SSBT OD05 Omnibus Account – Treaty Clients
		8.21% 6.21% 4.71% 2.13% 2.06%	Sony Corporation 100%
Net assets	¥ 2,936,579 million (consolidated)		¥ 31,698 million (non-consolidated)
Total assets	¥ 12,924,988 million (consolidated)		¥ 80,636 million (non-consolidated)
Net assets per share	¥ 2,538.89 (consolidated)		¥ 23,361.43 (non-consolidated)
Net sales	¥ 7,181,273 million (consolidated)		¥ 141,199 million (non-consolidated)
Operating income (loss)	¥ 199,821 million (consolidated)		¥ (5,509 million) (non-consolidated)
Ordinary income (loss)	¥ 205,013 million (consolidated) (Note)		¥ (6,372 million) (non-consolidated)
Net income (loss)	¥ (259,585 million) (consolidated)		¥ (5,380 million) (non-consolidated)
Net income (loss) per share	¥ (258.66) (consolidated)		¥ (3,965.16) (non-consolidated)

Note:
Since Sony prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States, income (loss) before income taxes is stated in place of ordinary income (loss).

(2)	Summary of business unit subject to the company split

a.	Summary of business subject to the company split

Small- and medium-sized LCD devices utilizing low temperature poly-silicon TFT or amorphous poly-silicon TFT in their driving unit (excluding LCD devices utilizing high temperature poly-silicon TFT in their driving unit and LCD devices to be fitted for television monitors).

b.	Performance results of business unit subject to the company split for the fiscal year ended March 31, 2011

	Net sales:	¥ 133,306 million

c.	Items and amounts of assets and liabilities to be succeeded upon the company split

	Assets:	¥ 1,046 million
	Liabilities:	¥ 1,047 million

The above amounts are Sony’s estimates as of December 31, 2011 on the assumption that the company split would be effective on March 30, 2012.

4.	Status after the company split

There will be no changes in the trade name, the location of the head office, the title and name of representatives, the business (excluding the business subject to the company split), the stated capital or fiscal year-end of either Sony or SMD upon the contemplated company split.

5.	Outlook

No material impact on Sony’s consolidated financial results is anticipated as a result of the contemplated company split.  As mentioned in item 1 above, Sony intends to transfer all of the issued shares of SMD to Japan Display as a part of the Business Integration, which share transfer will be conducted on or after the effective date of the contemplated company split.

(For reference)  Sony’s consolidated financial forecast for the fiscal year ending March 31, 2012, which was announced on February 2, 2012, and its consolidated financial results for the fiscal year ended March 31, 2011

(Yen in billions)
	Sales and operating revenue	Operating income (loss)	Income (loss) before income taxes	Net income (loss) attributable to Sony Corporation’s stockholders
Consolidated financial forecast for the fiscal year ending March 31, 2012	6,400	(95)	(115)	(220)
Consolidated financial results for the fiscal year ended March 31, 2011	7,181.3	199.8	205.0	(259.6)